Exhibit 99.1

Golden Star First Quarter Operational Results Exceed Expectation and $20 Million in Funding Received

TORONTO, April 13, 2016 /CNW/ - Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is pleased to announce that first quarter production exceeded expectations with approximately 53,000 ounces of gold produced.  Preliminary cash operating costs for the first quarter are estimated at below $750 per ounce, also lower than expected.  In addition, the Company received $20 million from RGLD Gold AG ("RGLD"), a subsidiary of Royal Gold, Inc., on April 1, 2016, as per the payment schedule established in the amended streaming agreement announced on December 31, 2015.

"As we began demonstrating our ability to deliver reliable production and stability in costs in the fourth quarter last year, these first quarter 2016 results continue to enhance confidence in our ability to deliver on the low-cost producer strategy that was introduced in 2013," commented Sam Coetzer, President and CEO of the Company.  "The payment from Royal Gold was also an important milestone for the Company as it indicates Royal Gold's ongoing confidence in the final design of our Prestea Underground project which the funds are earmarked for.  With all of the necessary funding committed in order to develop and place into production our two new underground projects over the next year and a half, the Company can continue to focus on its balance sheet and the generation of cash flow that can be used to further reduce debt."

First Quarter Production and Costs

Production in the first quarter of 2016 was from the open pit operations with approximately 22,000 ounces of production from Prestea and approximately 31,000 ounces from Wassa.  The open pit operations at both Wassa and Prestea are expected to be the primary source of production through 2016 as development work continues on the respective underground projects.  The new underground projects are scheduled to begin contributing to production beginning late this year from the Wassa Underground and in mid-2017 for the Prestea Underground, thereby increasing annualized production levels by approximately 25% beginning in late 2017.

The preliminary cash operating costs estimated for the first quarter of 2016 are below $750 per ounce reflecting a level that is consistent with the new lower cost structure that has been established by the Company.  This significant change in the cost structure was achieved through the suspension of the high-cost, high power-consuming refractory production that was suspended last year, other operational improvements and cost management measures that have been implemented.  As the Company's entire mineral reserve base and sources of planned production are comprised solely of non-refractory ounces, the Company is confident that its lower cost structure is sustainable going forward as further improvements are being evaluated.

Streaming Agreement Funds Received

The $20 million payment from RGLD was paid on April 1, 2016, after the Company met certain conditions which include the acceptance by RGLD of the final design of the Prestea Underground mine.  This payment brings the total payments made to date to $95 million of the total $145 million expected before the end of 2016 and is an important milestone for the Company.  The development of the Prestea Underground project continues and is on track to commence production in mid-2017.

First Quarter Results Release

The Company will release its first quarter financial results after the close of market on May 4, 2016 followed by a conference call and webcast at 8:30 a.m. EDT on May 5, 2016.

First Quarter 2016 Conference Call Information

Toll Free (North America):	1-888-390-0605
Toronto Local and International:	416-764-8609
Webcast:	http://www.gsr.com/

Conference Call REPLAY:

Toll Free (North America):	1-888-390-0541
Toronto Local and International:	416-764-8677
Replay Passcode:	173120#

The conference call replay will be available from 12:00 p.m. EDT on May 5, 2016 until 11:59 p.m. EDT on May 12, 2016.

Annual & Special Meeting of Shareholders

The annual & special meeting of shareholders will take place on Thursday May 5, 2016 at 11:30 a.m. EDT at the offices of Fasken Martineau DuMoulin LLP, Huron / Escarpment Boardrooms, 333 Bay Street, Suite 2400, Bay Adelaide Centre, Toronto, Ontario, Canada.

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in western Ghana, Africa. Listed on the NYSE MKT, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground is expected to commence production in 2016 with the Prestea Underground commencing production in 2017.   Both projects are fully funded and on track to begin production as expected. Production in 2016 is expected to be between 180,000 – 205,000 ounces of gold with costs of $815 - $925 per ounce.

Non-GAAP Financial Measures
In this news release, we use the terms "cash operating cost per ounce.  This should be considered as a non-GAAP financial measure as defined in applicable Canadian and United States securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. "Cash operating cost per ounce" for a period is equal to the Company's cost of sales excluding depreciation and amortization for the period less royalties and production taxes, minus the cash component of metals inventory net realizable value adjustments and severance charges divided by the number of ounces of gold sold during the period.  Golden Star uses cash operating cost per ounce as a key operating indicator. Golden Star monitors this measure monthly, comparing each month's values to prior quarters' values to detect trends that may indicate increases or decreases in operating efficiencies. The Company provides this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under International Financial Reporting Standards ("IFRS"). For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading "Non-GAAP Financial Measures" in the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2015, available at www.sedar.com.

Cautionary note regarding forward-looking information
This news release contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budgets", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation (or grammatical variations) thereof.  Forward-looking information and statements include, but are not limited to, information or statements with respect to: the timing for developing and placing into production the Wassa Underground and Prestea Underground mines; the Company having all necessary funding committed in order to develop Wassa Underground and Prestea Underground; preliminary first quarter 2016 cash operating costs; sources of production for 2016; the ability of the Company to reduce its debt and improve its balance sheet; the ability of the Company to sustain lower cost production; the impact of Wassa Underground and Prestea Underground on annualized production levels; and Golden Star transforming into a low cost producer.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this news release except in accordance with applicable securities laws.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: please visit www.gsr.com or contact Lisa Doddridge, Vice President, Investor Relations & Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 13-APR-16